SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Dated July 5th, 2004

                            REGISTRATION NO. 333-102931

                                PENN BIOTECH INC.
                              ------------------------


 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082

                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN BIOTECH INC.


Date: July 7th, 2004                                         By: /s/ Jai Woo Lee
                                                               Name: Jai Woo Lee
                                                                Title: President


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Exhibit Index

1. Press Release

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Exhibit 1.

Penn Biotech CEO Update


Vancouver, B.C. June 30 2004. Penn Biotech Inc. (OTCBB:PBOTF) President Jay Lee has provided the following open letter to all shareholders and the investment community in order to inform all parties about the company's progress.

Introduction
From its incorporation in 2002, Penn Biotech Inc ("PBI") has been actively involved in the acquisition and transfer of proven technologies. The company has now embarked on an expansion of that direction by transforming itself into an investment holding company that will actively seek other technologies and businesses.
The overall strategic direction of the company is to utilize its stock as a currency to acquire businesses with international operations that will benefit from their exposure to the multiples achieved in North American financial markets. PBI shareholders will benefit from this strategy by the growth in value of the parent company through the consolidation of subsidiary revenue streams. We wish to take this opportunity to review what we have achieved so far and what we foresee happening over the coming months.

Overview
The first technology the company obtained was the acquisition of a license from the Korean Research Institute of Bioscience and Biotechnology to utilize their revolutionary technology to grow seed potatoes. This technology enables seed potatoes to reach commercialization earlier than conventional methods, so reducing costs and risks for growers. In addition, the seed potatoes grown using this technology are of improved quality and will enhance farm productivity. The company currently operates two growing facilities as well as field operations - one in the Province of Alberta, Canada, and the other in China. The company expects to generate its first revenues in 2005, as the seed potatoes currently in production are first offered for sale. In addition, the company's Chinese subsidiary commenced field trials with one of the largest processors in China in June 2004.

Potatoes are one of the major food crops in the world. According to the FAO, global production was in excess of 308 million tonnes with a value of US$82 billion in 2002; of this total, China produced over 75 million tonnes. Potatoes for consumption are grown from seed potatoes which are produced through a series of annual plantings. Under current technology, it can take 5 to 7 years in developed countries for seed potatoes to be utilized in producing potatoes for consumption. The PBI technology significantly reduces this time period and the costs of seed potatoes. Consequently, the company believes that it will become a major producer and that it will achieve market penetration in both China and North America in excess of 15% of the total market. At the recent World Potato Congress in China (March. 2004) the company entered into extensive discussions with major processors and has already contracted some production to them.

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Other Acquisitions
The company is currently in the process of closing transactions with two Korean companies.
The first, Traffic ITS Co. Ltd, (www.traffic-its.com) is the Korean market leader in the manufacture and installation of Intelligent Transportation Systems
(ITS) It is one of the few integrated producers of ITS in the world, and manufactures everything from traffic light sensors to videos cameras for lane monitoring and speed assessment to electronic tags used for automatic billing on toll roads to LED lights to Amber alert warning systems.
The ITS industry is huge - for example, an estimated US$96 billion will be spent in the US over the next three years, and China will spend over US$10 billion just for ITS in Beijing in preparation for the 2008 Olympic Games. Further information on the size and scope of the industry can be obtained from the website of the industry trade association, Intelligent Transportation Systems of America, www.itsa.org. Traffic-ITS already has a marketing office in the US, and has been involved with a demonstration project in China since 2002.
PBI is acquiring the Traffic business as an asset-based transaction, which enables the company to avoid the lengthy and expensive US GAAP reconciliation process that is entailed in a merger transaction. Based on arms length negotiation and an independent valuation of assets, the transaction will be completed by July 15 2004. The company will be issuing restricted stock to acquire the Traffic business.
Traffic generated over US$30 million in revenue in 2003 and while there has been some slowing in their growth so far this year, it is expected that 2005 will see the company back on course to increase revenues to US$50 million by 2006. The second transaction, scheduled to close by July 31 2004, entails the acquisition of Daewon Special Cables, a subsidiary of Daewon Cable Co. Ltd. This subsidiary, which generated revenues of US$40 million in 2003, specializes in the manufacture of specialty cables for the automotive and elevator industries. The company markets its products in Korea and China, and is actively looking to expand its business into the US markets.

This acquisition is also being handled as an asset acquisition, and will entail the acquisition of approximately US$5 million in independently valued assets in exchange for restricted stock issued by PBI
The combination of the two deals with the seed potato business will see PBI with forecast 2005 Revenues in excess US$75million, and a net asset base greater than US$6 million, which will enable the company to make application to list on the NASDAQ small cap market.

Conclusion
We have made outstanding progress in the realization of our business strategy over the last several months, and the interest the company is garnering from a wide range of both investors and business interests encourages us in our belief that we are on an exciting developmental path.
We look forward to undertaking additional investments in the future, and will be striving to maximize shareholder value through such transactions.

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For more information, contact: Ray Porcellato at 604 647 0044 or toll free at 1
866 802 1222


Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission. No securities regulatory authority has approved or disapproved of this news release.